UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated January 14, 2010

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This Report on Form 6-K contains the following:-

1.                                    A news release dated December 14, 2009 entitled Saving Lives with “SMS for Life”’

2.                                    A news release dated December 14, 2009 entitled ‘Future Agenda, Sponsored by Vodafone, Publishes Initial Insights’

3.                                    A news release dated December 15 15, 2009 entitled ‘Vodafone Positioned in the “Leaders” Quadrant of the Magic Quadrant for Pan-Western European Mobile Service Providers’

4.                                    A news release dated December 21, 2009 entitled ‘Vodafone to Bring iPhone to the UK on January 14’

5.                                    A news release dated December 29, 2009 entitled ‘Vodafone Turkey Announces the Acquisition of Borusan Telekom’

6.                                    Stock Exchange Announcement dated December 2, 2009 entitled ‘Transaction in Own Securities’

7.                                    Stock Exchange Announcement dated December 3, 2009 entitled ‘Transaction in Own Securities’

8.                                    Stock Exchange Announcement dated December 4, 2009 entitled ‘Transaction in Own Securities’

9.                                    Stock Exchange Announcement dated December 7, 2009 entitled ‘Transaction in Own Securities’

10.                            Stock Exchange Announcement dated December 8, 2009 entitled ‘Transaction in Own Securities’

11.                            Stock Exchange Announcement dated December 9, 2009 entitled ‘Transaction in Own Securities’

12.                            Stock Exchange Announcement dated December 10, 2009 entitled ‘Transaction in Own Securities’

13.                            Stock Exchange Announcement dated December 11, 2009 entitled ‘Notification of Major Interest In Shares’

14.                            Stock Exchange Announcement dated December 15, 2009 entitled ‘Transaction in Own Securities’

15.                            Stock Exchange Announcement dated December 16, 2009 entitled ‘Transaction in Own Securities’

16.                            Stock Exchange Announcement dated December 17, 2009 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

17.                            Stock Exchange Announcement dated December 17, 2009 entitled ‘Transaction in Own Securities’

18.                            Stock Exchange Announcement dated December 21, 2009 entitled ‘Transaction in Own Securities’

19.                            Stock Exchange Announcement dated December 22, 2009 entitled ‘Transaction in Own Securities’

20.                            Stock Exchange Announcement dated December 23, 2009 entitled ‘Transaction in Own Securities’

21.                            Stock Exchange Announcement dated December 24, 2009 entitled ‘Transaction in Own Securities’

22.                            Stock Exchange Announcement dated December 29, 2009 entitled ‘Transaction in Own Securities’

23.                            Stock Exchange Announcement date December 31, 2009 entitled ‘Transaction in Own Securities - Voting Rights and Capital’

14 December 2009

SAVING LIVES WITH “SMS FOR LIFE”

IBM, Novartis and Vodafone Join Forces to Help Halt Malaria in Africa

London, United Kingdom, 14 December 2009: A new solution developed by IBM, Novartis and Vodafone with the Roll Back Malaria Partnership, is helping to save lives using everyday technology to improve the availability of anti-malarial drugs in remote areas in Tanzania.

Called “SMS for Life”, the initiative uses a combination of mobile phones, SMS (Short Messaging Service) technologies and intuitive web sites to track and manage the supply of Artemisinin-based Combination Therapy (ACT) drugs and Quinine injectables, both of which are key to reducing the number of deaths from malaria.

The mosquito-borne disease causes nearly one million deaths in Africa each year, mostly among pregnant women and young children, and many people die because they simply lack quick access to vital medication.

The concept of using text messaging to improve stock management of lifesaving medicines was developed by pharmaceutical company Novartis and a team of international students taking part in IBM’s internship programme, Extreme Blue. The team came up with SMS for Life, as it relies on simple technology and fosters self-sufficiency. IBM was tasked with managing the overall project, and Vodafone was invited to develop and manage a system based on simple SMS messaging that would help ensure dispensaries did not run out of vital stock.

After visits to clinics, hospitals and dispensaries across Tanzania, IBM, Novartis and Vodafone initiated a five month pilot of the SMS for Life solution, covering 135 villages and over a million people in different geographic locations across Tanzania.

Vodafone, together with its technology partner MatsSoft, developed a system in which healthcare staff at each facility receive automated SMS messages, which prompt them to check the remaining stock of anti-malarial drugs each week. Using toll-free numbers, staff reply with an SMS to a central database system hosted in the United Kingdom, providing details of stock levels, and deliveries can be made before supplies run out at local health centres.

“This is an example of a truly innovative solution helping solve a humanitarian problem,” says Peter Ward of IBM, SMS for Life Project Manager. “After spending time on the ground, we created a project plan, developed the application with Vodafone and Novartis and established the best way to deliver the pilot, working with the Tanzanian Ministry of Health. We expect other countries will also be able to benefit in the future.”

“Vodafone has worked closely with IBM, Novartis and MatsSoft, to develop a simple, robust and innovative system that is able to deliver even in the most remote African communities,” said Dr. Dianne Sullivan, Scientific Adviser, Mobile Health, of Vodafone. “The SMS for Life solution shows the tremendous potential of mobile technology to deliver social good through lateral thinking by helping to ensure supplies of life-saving drugs.”

During the first few weeks of the pilot, the number of health facilities with stock-outs in one district alone, was reduced by over 75%. The early success of the SMS for Life pilot project has the Tanzanian authorities interested in implementing the solution across the rest of the country. Tanzania has around 5000 clinics, hospitals and dispensaries, but at any one time, as many as half could potentially be out of stock of anti-malarial drugs.

“The SMS for Life program has already had a positive effect in Tanzania,” says Senior Health Officer with Ministry of Health and Social Welfare, Tanzania, Winfred Mwafongo. “I’ve seen district medical officers ordering urgent stock replacements for various health facilities. During a visit to 19 rural health facilities in one district alone, I saw huge improvements in their inventory management systems. I’m very impressed with the results so far and look forward to following the rest of the pilot through to completion.”

“Collaboration is critical to tackle health problems of the developing world, and we are proud to be part of the SMS for Life partnership, a project that will reduce stock-outs, and ensure that mothers and their young children in Africa have access to life-saving anti-malarial medicines,” says Silvio Gabriel, Executive Vice President and Head of the Malaria Initiatives at Novartis.

Designed as a public and private partnership leveraging the skills and resources of several companies, SMS for Life could have far-reaching implications for existing health systems worldwide. Several other African states are already keen to introduce the project.

- ends -

About the RBM Global Partnership

The RBM Partnership is the global coordinator of the fight against malaria. RBM draws its strength and experience from hundreds of partners from malaria endemic countries, country donors, companies, non-governmental and community organisations, foundations and research and academic institutions. RBM partners’ collective aim is to reduce annual malaria deaths from around one million to virtually zero by 2015 through the implementation of the Global Malaria Action Plan (GMAP). This outlines RBM’s vision for a substantial and sustained reduction in the burden of malaria in the near and mid-term, and the eventual global eradication of malaria in the long term with the introduction of new tools. www.rollbackmalaria.org

About IBM

For more information about IBM, please visit www.ibm.com

About Novartis

Novartis provides healthcare solutions that address the evolving needs of patients and societies. Focused solely on healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic pharmaceuticals, preventive vaccines, diagnostic tools and consumer health products. Novartis is the only company with leading positions in each of these areas. In 2008, the Group’s continuing operations achieved net sales of USD 41.5 billion and net income of USD 8.2 billion. Approximately USD 7.2 billion was invested in R&D activities throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 99,000 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

About Vodafone

Vodafone is the world’s leading international mobile communications group with approximately 323 million proportionate customers as at 30 September 2009. Vodafone currently has equity interests in 31 countries across five continents and around 40 partner networks worldwide. For more information, please visit www.vodafone.com

Contact details:

IBM Media Relations

Arlene Wainstein

arlenewainstein@fr.ibm.com

Tel: 33 155916172

Vodafone Group Media Relations

Tel: +44 (0)1635 664 444

Email: groupmediarelations@vodafone.com

Novartis Media Relations

Sarah Coles

Ruder Finn

Office: +1 212 593 6393

Mobile: +1 646 354 8697

Email: coless@ruderfinn.com

14 December 2009 – For immediate release

FUTURE AGENDA, SPONSORED BY VODAFONE, PUBLISHES INITIAL INSIGHTS

A global, open foresight programme addressing the major challenges of the next decade

The Future Agenda, sponsored by Vodafone, is a cross-discipline programme connecting informed people from around the globe to address the greatest challenges of the next decade. The aim is to map out the major issues, identify and discuss potential solutions, and suggest the best ways forward in order to provide a platform for collective innovation at a higher level than has been achieved in the past. Today it has published some insights based on the outputs from a series of workshops and initial discussions.

As the first global open foresight programme the Future Agenda has begun by identifying 16 of the most pressing issues to face society over the next 10 years, irrespective of location, industry or financial stability, and has invited experts in each area to publish an initial point of view for others to comment upon.

The subjects and experts who have written the initial point of view include:-

Authenticity	Diane Coyle, OBE, Enlightenment Economics, UK

Choice	Professor Jose Louis Nueno, Professor of Marketing, IESE,Barcelona,Spain

Cities	Professor Richard Burdett, Professor of Architecture & Urbanisation, LSE, UK

Connectivity	Jan Farjh, Vice President and Head of Ericsson Research,Sweden

Currency	Dr Rajiv Kumar, Chief Executive ICRIER, India

Data	DJ Collins, Head of Corporate Communications, Google Europe,

Energy	Dr Leo Roodhart, President of the Society of Petroleum Engineers, VP Royal Dutch Shell, Netherlands

Food	Jim Kirkwood, Vice President R&D, Centre for Technology Creation, General Mills, USA

Health	Dr Jack Lord, CEO, Navigneics Inc, USA

Identity	Professor Mike Hardy, OBE, Director of British Council Intercultural Dialogue, UK

Migration	Professor Richard Black, Head of Global Science University of Surrey

Money	Dave Birch, Founder Digital Money Forum, UK

Transport	Mark Philips, Interior Design Manager at Jaguars Advanced Design Studio, UK

Waste	Professor Ian Williams, Director of School of Civil Engineering and the Environment, University of Southampton, UK

Water	Professor Stewart Burn Stream Leaders of Infrastructure Technologies,CISRO, Australia

Work	Chris Meyer, Chief Executive of Monitor Networks, USA

The discussions will continue over the next 6 months.  More opinion leaders will contribute through a series of workshops in different locations across Europe, Asia, Africa and the Americas and in addition others can voice their view by going online at www.futureagenda.org. The consultation period will close in April 2010 and the results will be analysed and published, with conclusions and recommendations, in July 2010. All those who participate in the programme will also have access to the original data.

“All organisations need to gain clearer, richer and more informed views of the future so that they can place more intelligent choices in terms of business strategy and innovation focus. This can no longer be achieved in isolation. At Vodafone we believe we should look beyond traditional horizons, and use new combinations of insight and foresight methodologies. This will help us support our customers as they prepare for the challenges ahead,” said Nick Jeffrey, CEO of Vodafone Group Enterprise.

Tim Jones, Principle of Future Agenda, said “The Future Agenda is an open foresight programme which crosses many frontiers and, because all participants are free to use the material as a source for ongoing research, it provides a unique way to generate and share insight. The initial views, such as the introduction of an Asian Euro and the future reduction of choice, are provoking significant discussion already.”

The Future Agenda has identified 20 insights which will have impact by 2020.

Global Connectivity

In 2010 the number of mobile subscribers reached 4bn. By 2020 there may well be as many as 50bn devices connected to each other. Everything that can benefit from a network connection will have one.

Less Choice

Fewer choices provide higher levels of satisfaction. We can see consumers making a trade-off between variety and cost: Cost is winning and, as Asian consumers set the global trends, we will be focused on less variety not more.

Asian Euro

The introduction of a broad-basket ACU (Asian Currency Unit) as the third global reserve currency will provide the world with the opportunity to balance economic influence and trade more appropriately.

Virtual Authenticity

Virtual identity and physical identity are not the same thing; they differ in ways that we are only beginning to take on board. By 2020 this difference will disappear.

Dense Cities

As urban migration increases globally, seen through the lens of efficiency, more densely populated cities such as Hong Kong and Manhattan are inherently more sustainable places to live than the spread-out alternatives found in the likes of Houston and Mexico City.

Open Access

Access to information is the great leveller. As we become more comfortable sharing our search histories and locations, more relevant information will be provided more quickly and the power of innovation will shift to the public.

Less Energy

The days of ‘easy energy’ are over. However, as CO2 capture yields no revenues without government support, global emissions will only be reduced by fundamental changes in behaviour – for us all to use less energy.

Feeding the World

We are in a world of paradox where a growing portion of the developed world is obese at the same time as 15% of the global population is facing hunger and malnutrition. Technology to improve food yield will be accelerated to balance supply and demand.

Food Markets

In the next decade, the world economics of food will change and food will change the economics of the world. Decisions on where and what to produce will be made on a global basis not by individual market or geography.

Global Pandemics

Between now and 2020 we are likely to see somewhere between 2 to 3 global pandemics. These will arise in areas that do not have the top tier of preventative or public health infrastructure and will rapidly spread to developed Western countries.

Chinese train travel

China is now the pacesetter for change in inter-urban transport and is investing over $1 trillion in expanding its rail network to 120,000km by 2020 – the second largest public works program in history. China is rapidly reshaping its landscape around train services.

Slow Luxury

The luxury market buyers increasingly want ‘better not more’. They will move away from Bling Bling to have items that are visually more discreet and will increasingly want to position themselves as being more responsible.

Homogenous Identity

We are likely to move more quickly and more widely towards an integrated identity for work and social interaction. We will no longer compartmentalise our lives but the integrated ‘me’ and ‘you’ will be how we see each other and interact.

Digital Money

Money is the means of exchange that is most immediately subject to the pressure of rapid technological change. Digital money transfer via mobile phones will be the default by 2020.

Zero Waste

Global waste production is predicted to double over the next twenty years. Much of this will be due to increased urbanisation and emerging economic growth. A shift towards the zero waste society is a desperate global need that will accelerate in the next decade.

Water Wars

Today over 6.6bn people share the same volume of water that 1.6bn did a hundred years ago. As population and economies grow and diets change we need more of this scarce resource. This will be the decade that we fight wars over water not oil.

Flattening world

As income increases in India, China, Brazil, and elsewhere, growth in demand for skilled services will occur disproportionately in these emerging economies. Combined with more global networks, this will lead to income stagnation in “established” economies.

Commoditised Knowledge

Education will become increasingly industrialized - broken into small, repeatable tasks and thus increasingly deskilled. As a consequence, the industrialization of information work is certain, and this will affect pretty much every business.

Global Tele-health

The drive towards personalized treatments will be matched by a greater focus on prevention. By delivering healthcare content to the individual’s handset, mobile technology can help to maintain wellness.

Urban Poverty

The nature of economic activity in cities seems to be leading to a greater degree of urban poverty as in-migration and the move to the knowledge society favours the educated and the nimble. This will widen the gap between the rich and poor.

- ends -

For further information please contact:

Caroline Dewing: Caroline.Dewing@vodafone.com/ +44 (0) 1635 664444

Louise Rutter: louise.rutter@portlandpr.co.uk / +44 (0)20 7842 0135

About the Future Agenda

The Future Agenda is a not-for-profit, cross-discipline programme which aims to unite the best minds from around the globe to address the greatest challenges of the next decade. In doing so, it will map out the major issues, identify and discuss potential solutions, suggest the best ways forward and, we hope, as a consequence, provide a platform for collective innovation at a higher level than has been previously achieved.

About Vodafone

Vodafone is the world’s leading international mobile communications group with approximately 315 million proportionate customers as at 30 June 2009. Vodafone currently has equity interests in 31 countries across five continents and around 40 partner networks worldwide. For more information, please visit www.vodafone.com

15 December 2009

VODAFONE POSITIONED IN THE “LEADERS” QUADRANT OF THE MAGIC QUADRANT FOR
PAN-WESTERN EUROPEAN MOBILE SERVICE PROVIDERS

Evaluation Based on Completeness of Vision and Ability to Execute

Vodafone, the world’s leading international mobile communications group, today announced it has been positioned by Gartner, Inc. in the “Leaders” quadrant of the “Pan-Western European Mobile Service Providers” report.*

The evaluation criteria used by Gartner was operators’ “Ability to Execute” and “Completeness of Vision” across 17 countries in Western Europe.

“We are delighted with our positioning in the “Leaders” quadrant,” said Nick Jeffery, CEO of Vodafone Global Enterprise. “From my perspective, this is confirmation by Gartner of our expertise in meeting the communications needs of multi-national companies underlines the strength of our product and service offering. We now have nearly 600 multi-national corporate customers who have seen productivity gains, increased transparency in their management of communications around the globe, and, importantly in these challenging times, are benefiting from our tailored approach to pricing and costs.”

The Report says “there are two main aspects to enterprises’ interest in mobile services. Their main concern at present is to cut the cost of basic services such as voice telephony, messaging and data connectivity. Increasingly, as the economic situation improves and the focus shifts towards growth and innovation, they are also interested in sourcing mobile services and devices more effectively, and in using mobile communications as ‘business enablers’”.

- ends -

*Gartner Inc., “Pan-Western European Mobile Service Providers” Report by Katja Ruud and Leif Olof-Wallin, 25 November 2009

For further information:

Vodafone Group

Media Relations

Tel: +44 (0) 1635 664444

About Vodafone

Vodafone is the world’s leading international mobile communications group with 323 million proportionate customers as at 30 September 2009. Vodafone currently has equity interests in over 30 countries across five continents and around 40 partner networks worldwide. For more information, please visit www.vodafone.com

About the Magic Quadrant

The Magic Quadrant is copyrighted 25 November 2009 by Gartner, Inc. and is reused with permission. The Magic Quadrant is a graphical representation of a marketplace at and for a specific time period. It depicts Gartner’s analysis of how certain vendors measure against criteria for that marketplace, as defined by Gartner. Gartner does not endorse any vendor, product or service depicted in the Magic Quadrant, and does not advise technology users to select only those vendors placed in the “Leaders” quadrant. The Magic Quadrant is intended solely as a research tool, and is not meant to be a specific guide to action. Gartner disclaims all warranties, express or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

21 December 2009

VODAFONE TO BRING IPHONE TO THE UK ON JANUARY 14

•                  Vodafone UK customers can pre order iPhone today

•                  iPhone 3G free on £35 post paid plan

•                  Unlimited texts on consumer price plans or unlimited calls to landlines for businesses

LONDON, UK - December 21, 2009 - Vodafone today announced that it will launch iPhone in the UK on January 14, with a range of contract price plans tailored to let customers make the most of the UK’s outstanding network.

Available from as little as £30 a month (on a 24 month contract) customers will be able to pre-order their iPhone from today, in-store, through their account manager or online at vodafone.co.uk/iphone. Customers who have already registered interest will be contacted by email with details of how to pre-order their iPhone.

iPhone 3GS is the fastest, most powerful iPhone yet, packed with incredible new features including improved speed and performance - up to twice as fast as iPhone 3G - with longer battery life, a high-quality 3 megapixel autofocus camera, easy to use video recording and hands free voice control. The groundbreaking App Store provides access to more than 100,000 applications from games to social networking to financial planning and health management, generating more than 2 billion downloads to date. iPhone is now available in over 80 countries around the world.

“We started preparing our network over a year ago so that iPhone customers will really feel the advantage of being with Vodafone,” said Guy Laurence, CEO, Vodafone UK. “We will offer an outstanding iPhone experience wherever our customers live, work and travel, delivering speed and reliability – something our customers have told us they really value.”

“We’re especially pleased to offer iPhone to business customers from launch, both directly and through a network of 20 dealers across the country – clearly demonstrating that Vodafone is the natural home for small business.”

iPhone customers can use up to 1GB of mobile data as part of their price plans as well as take advantage of unlimited access to Wi-Fi in the home and free, publicly available services throughout the country. Also included within the price plans, to add even more value, customers will also be able to use up to 1GB of data on one of the UK’s largest Wi-Fi networks, BT Openzone, providing high-speed internet access at premium locations across the UK.

As a thank you to consumer customers who have already registered interest in iPhone and choose to pre-order, Vodafone will give them free Vodafone to Vodafone phone calls, for the life of their initial contract. Consumer and business customers can choose whether they wish to buy directly from Vodafone’s 400 stores or online, through Apple retail outlets, or through our indirect partners Carphone Warehouse, Phones4U and 20 of the leading business dealers.

Example pricing and tariff information below. iPhone will also be available on all Vodafone standard plans. For full details of the extended price plan range, please visit vodafone.co.uk/iphone.

Consumer contract price plans (including VAT at 17.5%)

	24 Month			18 Month
Monthly fee	£30	£35	£45	£40	£50	£80

Voice minutes	300	600	1200	600	1200	3000

Text messages	Unlimited	Unlimited	Unlimited	Unlimited	Unlimited	Unlimited

Data	1GB	1GB	1GB	1GB	1GB	1GB

Wi-Fi	Unlimited	Unlimited	Unlimited	Unlimited	Unlimited	Unlimited

iPhone 3G 8GB	£59	FREE	FREE	FREE	FREE	FREE

iPhone 3GS 16GB	£149	£89	FREE	£89	FREE	FREE

iPhone 3GS 32GB	£239	£179	£89	£179	£89	FREE

Small business customers can sign up to unlimited calls to landlines, included in their price plans. Example price plans as below (excluding VAT):

	24 Month			18 Month
Monthly fee	£30	£40	£50	£35	£45	£55

Voice minutes	600	1200	2000	600	1200	2000

Text messages	250	250	250	250	250	250

Calls to landlines	Unlimited	Unlimited	Unlimited	Unlimited	Unlimited	Unlimited

Data	1GB	1GB	1GB	1GB	1GB	1GB

Wi-Fi	Unlimited	Unlimited	Unlimited	Unlimited	Unlimited	Unlimited

iPhone 3G 8GB	FREE	FREE	FREE	FREE	FREE	FREE

iPhone 3GS 16GB	£76	FREE	FREE	£76	FREE	FREE

iPhone 3GS 32GB	£152	£76	FREE	£152	£76	FREE

Customers wishing to use their iPhone as a modem can do so for £5 for 500MB, £10 for 1.5GB or £15 for 3GB.

For further information please contact:

Vodafone UK external communications

+44 (0) 1635 666777

29 December 2009

VODAFONE TURKEY ANNOUNCES THE ACQUISITION OF BORUSAN TELEKOM

Vodafone announces that it has agreed to acquire Borusan Telekom, an enterprise focused provider of fixed voice and data services in Turkey. As at 31 December 2008, Borusan Telekom had gross assets of US$18 million and for the year ended 31 December 2008, net revenues of US$70 million.

- ends -

For further information:

Vodafone Group

Investor Relations

Tel: +44 (0)1635 676904

Media Relations

Tel: +44 (0) 1635 664444

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	1 December 2009

Number of ordinary shares transferred:	81,246

Highest transfer price per share:	138.4p

Lowest transfer price per share:	137.7p

Following the above transfer, Vodafone holds 5,207,591,315 of its ordinary shares in treasury and has 52,600,790,914 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	2 December 2009

Number of ordinary shares transferred:	8,634

Highest transfer price per share:	137.1p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,207,582,681 of its ordinary shares in treasury and has 52,600,799,548 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	3 December 2009

Number of ordinary shares transferred:	1,905,211

Highest transfer price per share:	140p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,205,677,470 of its ordinary shares in treasury and has 52,602,704,759 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	4 December 2009

Number of ordinary shares transferred:	83,479

Highest transfer price per share:	143.05p

Lowest transfer price per share:	143.05p

Following the above transfer, Vodafone holds 5,205,593,991 of its ordinary shares in treasury and has 52,602,788,238 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	7 December 2009

Number of ordinary shares transferred:	54,343

Highest transfer price per share:	140.25p

Lowest transfer price per share:	140.25p

Following the above transfer, Vodafone holds 5,205,539,648 of its ordinary shares in treasury and has 52,602,842,581 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	8 December 2009

Number of ordinary shares transferred:	327,632

Highest transfer price per share:	142.4p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,205,212,016 of its ordinary shares in treasury and has 52,603,170,213 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	9 December 2009

Number of ordinary shares transferred:	50,093

Highest transfer price per share:	141.05p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,205,161,923 of its ordinary shares in treasury and has 52,603,220,306 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:ii	VODAFONE GROUP PLC

2. Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	☒
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	☐
An event changing the breakdown of voting rights	☐
Other (please specify):	☐

3. Full name of person(s) subject to the notification obligation:iii	BlackRock, Inc

4. Full name of shareholder(s) (if different from 3.):iv

5. Date of the transaction and date on which the threshold is crossed or reached:[v]	1st December 2009
6. Date on which issuer notified:	4th December 2009
7. Threshold(s) that is/are crossed or reached:vi, vii	Holding has gone above 5%

8. Notified details:
A: Voting rights attached to sharesviii, ix
Class/type of	Situation previous		Resulting situation after the triggering transaction
shares	to the triggering
transaction
if possible using	Number	Number	Number	Number of voting		% of voting rights[x]
the ISIN CODE	of	of	of shares	rights
	Shares	Voting Rights	Direct	Directxi	Indirectxii	Direct	Indirect
GB00B16GWD56	N/A	N/A	N/A	N/A	3,580,528,196	N/A	6.81%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration datexiii	Exercise/ Conversion Periodxiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi

Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration datexvii	Exercise/ Conversion periodxviii	Number of voting rights instrument refers to	% of voting rightsxix, xx
CFD	N/A	N/A	N/A	47,473,650	Nominal	Delta

					0.09%

Total (A+B+C)
Number of voting rights	Percentage of voting rights

3,628,001,846	6.90%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:xxi

BlackRock Investment Management (UK) Limited — 3,628,001,846 (6.90%)

On 1 December 2009, the Barclays Global Investors (BGI) business was acquired by BlackRock, Inc. The combined holdings of BlackRock, Inc following this acquisition triggered this disclosure requirement.

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:	BlackRock Compliance Disclosures Team
14. Contact name:	Stuart Watchorn
15. Contact telephone number:	020 7743 5741; stuart.watchorn@blackrock.com

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	14 December 2009

Number of ordinary shares transferred:	584,580

Highest transfer price per share:	140.95p

Lowest transfer price per share:	140.95p

Following the above transfer, Vodafone holds 5,204,362,301 of its ordinary shares in treasury and has 52,604,019,928 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	15 December 2009

Number of ordinary shares transferred:	2,664,873

Highest transfer price per share:	141.55p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,201,697,428 of its ordinary shares in treasury and has 52,606,684,801 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you that the Company was advised on 16 December 2009 by Computershare Trustees Limited that on 10 December 2009 the following directors and persons discharging managerial responsibility acquired an interest in the following number of shares of US$0.11 3/7 each in the Company at the price of 141.35p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

Wendy Becker	176
Michel Combes*	176
Andrew Halford*	178
Matthew Kirk	176
Ronald Schellekens	178
Stephen Scott	178

* Denotes Director of the Company

Philip Howie

Deputy Group Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	16 December 2009

Number of ordinary shares transferred:	8,817

Highest transfer price per share:	142.45p

Lowest transfer price per share:	142.45p

Following the above transfer, Vodafone holds 5,201,688,611 of its ordinary shares in treasury and has 52,606,693,618 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	18 December 2009

Number of ordinary shares transferred:	8,454

Highest transfer price per share:	142p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,201,639,301 of its ordinary shares in treasury and has 52,606,742,928 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	21 December 2009

Number of ordinary shares transferred:	14,132

Highest transfer price per share:	139.9p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,201,625,169 of its ordinary shares in treasury and has 52,606,757,060 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	22 December 2009

Number of ordinary shares transferred:	97,816

Highest transfer price per share:	140p

Lowest transfer price per share:	140p

Following the above transfer, Vodafone holds 5,201,527,353 of its ordinary shares in treasury and has 52,606,854,876 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	23 December 2009

Number of ordinary shares transferred:	519,877

Highest transfer price per share:	141.6p

Lowest transfer price per share:	141.6p

Following the above transfer, Vodafone holds 5,201,007,476 of its ordinary shares in treasury and has 52,607,374,753 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	24 December 2009

Number of ordinary shares transferred:	156,612

Highest transfer price per share:	142.4p

Lowest transfer price per share:	140.48p

Following the above transfer, Vodafone holds 5,200,850,864 of its ordinary shares in treasury and has 52,607,531,365 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES – Voting Rights and Capital

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	30 December 2009

Number of ordinary shares transferred:	278,849

Highest transfer price per share:	142.2p

Lowest transfer price per share:	142.2p

Following the above transfer, Vodafone holds 5,200,572,015 of its ordinary shares in treasury and has 57,808,382,229 ordinary shares in issue (including treasury shares). Each such ordinary share has one vote per share. Vodafone has 52,607,810,214 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 52,607,810,214. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: January 14, 2010	By:	/s/ S R SCOTT
Name: Stephen R. Scott
Title: Group General Counsel and Company Secretary